

July 23, 2014

Via E-mail
Mr. Alan Shortall
Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, PA 17406

      Re: **Unilife Corporation**
             Form 10-K for Fiscal Year Ended June 30, 2013
             Filed September 13, 2013
             Form 10-Q for Fiscal Quarter Ended March 31, 2014
             Filed May 12, 2014
             Response Letter Dated July 10, 2014
             File No. 001-34540

Dear Mr. Shortall:

We have reviewed your response letter dated July 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Consolidated Statements of Operations and Comprehensive Loss, page 44

1.   We note your response to prior comment 2 in our letter of June 16, 2014. Your April 4, 2014 response to comment 1 indicated that none of your customers have received regulatory clearance from the FDA or a foreign equivalent for commercial sales. Please provide to us further details about the nature and amounts of the products you sold and include such discussion in future filings.

Form 10-Q for the Quarter Ended March 31, 2014

Notes to Unaudited Consolidated Financial Statements, page 7

Note 3 – Summary of Significant Accounting Policies, page 8

2.   We note your response to prior comment 5. It appears most of your revenue is based on development activities. Please tell us how you have considered the disclosure requirements of Accounting Standards Update 2014-10 in order to determine that your principal operations have begun.

Note 7 – Long-term Debt, page 13

Term Loan, page 13

3.   We note your response to prior comment 8 in which you state that the term of the royalty agreement can terminate upon payment of the purchase price pursuant to the exercise of the put option by the lender. Please tell us and revise future filings to discuss the terms and accounting consideration of the put option. Cite the applicable accounting literature.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643.

                                                Sincerely,

                                                /s/ Lynn Dicker for

                                                Kevin L. Vaughn
                                                Accounting Branch Chief